Teva Reinforces Leadership Position in Respiratory with Acquisition of Gecko Health Innovations

Novel eConnected Respiratory Disease Management Platform Strengthens Teva’s Respiratory Technology
Development Capabilities

Jerusalem & Cambridge, Mass., September 25, 2015 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) and Gecko Health Innovations, Inc., a privately-held company focused on developing software and product solutions to aid in compliance and adherence improvement in the management of respiratory diseases, today announced that they have entered into a definitive agreement in which Teva will acquire Gecko Health Innovations.

“Teva is committed to optimizing respiratory care through the development of new therapies and novel delivery systems to better serve patients living with respiratory conditions,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva.

“The acquisition of Gecko Health Innovations further enhances Teva’s ability to develop and deliver truly patient-centered solutions by utilizing eConnected, data-driven technology to improve the management of respiratory diseases,” said Rob Koremans, M.D., President and CEO of Teva Global Specialty Medicines.

Through the agreement, Teva will acquire CareTRx™, a novel cloud-based solution developed by Gecko Health Innovations, designed to simplify chronic respiratory disease management, connecting patients and caregivers through remote monitoring and real-time adherence tools. Together with Gecko Health Innovations founders, Mark Maalouf and Dr. Yechiel Engelhard, Teva will explore innovative ways to apply the CareTRx technology to its robust pipeline and portfolio of respiratory products with the goal of enhancing clinical outcomes for patients. CareTRx is a solution comprised of a hardware device which attaches to most metered-dose inhalers (MDIs) as well as a software program which synchronizes and stores data through an app-based user interface.

“During the last three years, we have designed and built a system to support respiratory disease management by intuitively connecting caregivers, patients, and families,” said Dr. Yechiel Engelhard, CEO and Founder of Gecko Health Innovations. “In founding Gecko Health Innovations, our vision was to connect chronic medication management into one platform, leveraging this information to support and empower patients by partnering with leading players in the healthcare and pharmaceutical industries. We are very excited to realize this vision as it aligns to Teva’s focus on innovative patient solutions.”

About Gecko Health Innovations

Gecko Health Innovations, founded in 2012 in Cambridge, MA, is a connected health company creating smart solutions that help patients better manage chronic medical conditions while bringing together real data and clinical knowledge. With an initial focus on asthma and COPD, the company has designed and built hardware and software solutions to collect and present valuable data in a reliable, comprehensive, and intuitive way, using behavioral tools to promote better disease management. In 2013, Gecko introduced GeckoCap™ and in 2015 CareTRx™ (pronounced care-tracks), a cloud-based solution designed to simplify chronic respiratory disease management, connecting patients and caregivers through remote monitoring and real-time adherence tools.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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